Exhibit 99.1

Eye-Net Mobile Announces Large-Scale Trial of Cellular-Based Accident Prevention Solution

Eye-Net™ application is available for download on the App Store and Google Play

Ness Ziona, Israel – July 11, 2019 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., will conduct in Israel a large-scale trial of its Eye-Net™ cellular-based accident prevention solution for the first time.

This trial marks the result of two-and-a-half years of development activities, and represents an important milestone for the company as it transitions from technology to product.

Thousands of users are expected to participate in the five-day trial, which will take place from July 24th until July 29th, 2019. The trial is open to the general public and is limited to the first 30,000 enrolled participants.

Universal Transportation Solutions Ltd. (Avis Israel franchisee) and the Eldan group, two leading global and local car rental and leasing groups; Trade Mobile, a leading trade-in company of leading car importers in Israel; as well as Shagrir Group Vehicle Services Ltd., a leading Israeli provider of towing and roadside assistance services, have expressed willingness to participate in the trial.

Eye-Net Mobile encourages anyone wishing to learn how to prevent the next accident to download the Eye-Net application, now available from the App Store get.eyenet-mobile.net/ios or Google Play store get.eyenet-mobile.net/android.

Eye-Net is a cellular-based vehicle-to-everything (V2X) accident prevention solution designed to protect the most vulnerable road users in real time—including pedestrians, cyclists, scooter drivers and car drivers—by providing collision alerts when the road users have no direct line of sight. Eye-Net relies on proprietary, cutting-edge technology, a set of sophisticated algorithms and advanced system architecture, and existing cellular infrastructure.

For more information about Eye-Net Mobile, please visit http://www.eyenet-mobile.com, or follow the company’s LinkedIn page Eye-Net Mobile and Instagram channel Eyenetmobile1.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that Eye-Net will conduct a large-scale trial of its accident prevention solution, and potential participants. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654